 

SEC
Mail ProcessSECUR SION
Section

12010959

FEB 2 3 2012 **ANNUAL AUDITED REPORT**

Washington, DC
125

**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
| --- |
| 8- 48609 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2011__ AND ENDING __December 31, 2011__

                                             MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Government Perspectives, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Tolan Way

(No. and Street)

| Lafayette | California | 94549 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Williams                                                   (925)283-2456

                                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, __Richard Williams_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Government Perspectives, LLC_____ , as
of _____December 31_____ , 20 11 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

State of _California_____
County of _Contra Costa_____
Subscribed and sworn to (or affirmed) before me on
this 17th day of _February 2012_ by
_Richard Williams_____ proved to me on
the basis of satisfactory evidences to be the person
who appeared before me.

_____
Notary Public

_____
Signature

_____
MEMBER
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Government Perspectives, LLC:

We have audited the accompanying statement of financial condition of Government Perspectives, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Perspectives, LLC as of December 31, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 18, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940  fax 818.886.1924  web www.baicpa.com
LOS ANGELES  NEW YORK  OAKLAND  SEATTLE                    WE FOCUS & CARE

# Government Perspectives, LLC
## Statement of Financial Condition
### December 31, 2011

## Assets

| | | |
|---|---:|---:|
| Cash | $ | 66,918 |
| Deposit with clearing organization | | 599,971 |
| Commissions receivable | | 121,356 |
| Property and equipment, net | | 2,517 |
| Prepaid expense | | 6,671 |
| **Total assets** | $ | 797,433 |

## Liabilities and Member's Equity

**Liabilities**

| | | |
|---|---:|---:|
| Accounts payable and accrued expenses | $ | 108,339 |
| **Total liabilities** | | 108,339 |

Commitments and contingencies

**Member's equity**

| | | |
|---|---:|---:|
| Member's equity | | 689,094 |
| **Total member's equity** | | 689,094 |
| **Total liabilities and member's equity** | $ | 797,433 |

*The accompanying notes are an integral part of these financial statements.*

**Government Perspectives, LLC**
**Statement of Income**
**For the Year Ended December 31, 2011**

**Revenues**

| | | |
|---|---|---|
| Commission income | $ | 1,640,386 |
| Other income | | 4,652 |
| **Total revenues** | | 1,645,038 |

**Expenses**

| | |
|---|---|
| Commission expense | 1,391,240 |
| Professional fees | 62,089 |
| Taxes, licenses and fees, other than income taxes | 39,356 |
| Other operating expenses | 92,974 |
| **Total expenses** | 1,585,659 |
| **Net income (loss) before income tax provision** | 59,379 |

| | | |
|---|---|---|
| **Income tax provision** | | 9,216 |
| **Net income (loss)** | $ | 50,163 |


**Government Perspectives, LLC**

**Statement of Changes in Member's Equity**

**For the Year Ended December 31, 2011**


| | Member's Equity |
|---|---|
| **Balance at December 31, 2010** | $ 852,160 |
| Member's distributions | (213,229) |
| Net income (loss) | 50,163 |
| **Balance at December 31, 2011** | $ 689,094 |

**Government Perspectives, LLC**
**Statement of Changes in Liabilities Subordinated**
**to the Claims of General Creditors**
**For the Year Ended December 31, 2011**

|  | Amount |
|---|---|
| **Balance at December 31, 2010** | $ - |
| Increase: | - |
| Decrease: | - |
| **Balance at December 31, 2011** | $ - |

**Government Perspectives, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2011**

**Cash flow from operating activities:**

| | | | |
|---|---|---|---|
| Net income (loss) | | | $ 50,163 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation expense | $ 868 | | |
| (Increase) decrease in assets: | | | |
|     Deposit with clearing organization | (153) | | |
|     Commissions receivable | 85,985 | | |
|     Prepaid expense | 5,288 | | |
| Increase (decrease) in liabilities: | | | |
|     Accounts payable and accrued expenses | (39,991) | | |
|     Total adjustments | | | 51,997 |
| **Net cash provided by (used in) operating activities** | | | 102,160 |
| **Net cash provided by (used in) in investing activities** | | | - |

**Cash flow from financing activities:**

| | | | |
|---|---|---|---|
| Capital distributions | (213,229) | | |
| **Net cash provided by (used in) financing activities** | | | (213,229) |
| **Net increase (decrease) in cash** | | | (111,069) |
| **Cash at beginning of year** | | | 177,987 |
| **Cash at end of year** | | | $ 66,918 |

**Supplemental disclosure of cash flow information:**

Cash paid during the year for:

| | | |
|---|---|---|
|     Interest | $ | - |
|     Income taxes | $ | 11,656 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Government Perspectives, LLC (the "Company") was organized in the State of California on July 20, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services including broker or dealer selling corporate debt securities; U.S. government securities dealer and/or broker; trading securities for own account; broker or dealer selling interest in mortgages or other receivables; and municipal securities dealer and/or broker. The Company maintain exclusively institutional accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions and related clearing expenses are recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

## Note 1:  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules.  All tax effects of the Company's income or loss are passed through to the member.  Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements.  The evaluation was performed through February 18, 2011, which is the date the financial statements were available to be issued.  Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2:  DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with  Industrial and Commercial Bank of China Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker.  The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin.  Interest is paid monthly on these cash deposits at the average overnight repurchase rate.   The balance at December 31, 2011 was $599,971.

The Clearing Broker acts as principal in all transactions arranged by the Company.  The Company solicits purchase and sales orders from the Clearing Broker authorized customers and earns revenue from the execution of the orders.  These services are offered on an international basis.  As such, the Company is susceptible to credit risk on accounts held with the Clearing Broker.  At December 31, 2011, the aggregate carrying value of accounts held with the Clearing Broker was $719,072.  Revenues generated from the Clearing Broker for the year ended December 31, 2011, were $1,624,024.

## Note 3:  PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

|  |  | Useful Life |
| --- | --- | --- |
| Furniture and equipment | $        10,550 | 5 |
| Total cost of property and equipment | 10,550 | |

## Note 3: PROPERTY AND EQUIPMENT, NET
(Continued)

| | |
|---|---:|
| Less: accumulated depreciation | (8,033) |
| Property and equipment, net | $ 2,517 |

Depreciation expense for the year ended December 31, 2011 was $868.

## Note 4: INCOME TAXES

The Company files tax returns in multiple states and is subject to different taxing authorities. For the year ended December 31, 2011, the Company recorded a total income tax provision of $9,216 for California and New Jersey taxes.

## Note 5: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

### Note 5: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

| Assets | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Deposit with clearing firm | $ 599,971 | $ 599,971 | $ - | $ - |
| Total | $ 599,971 | $ 599,971 | $ - | $ - |

| Liabilities | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| | $ - | $ - | $ - | $ - |
| Total | $ - | $ - | $ - | $ - |

### Note 6: RELATED PARTY TRANSACTIONS

The Company is provided a small amount office space in the home of its sole member at no cost to the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

### Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 8:  COMMITMENTS AND CONTINGENCIES

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 9:  RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2010-29 | Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010). | After December 15, 2010 |
| 2011-04 | Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011). | After December 15, 2011 |

## Note 9:  RECENTLY ISSUED ACCOUNTING STANDARDS

**(Continued)**

| | | |
|---|---|---|
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-08 | Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011). | After December 15, 2011 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 10:  NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $678,871 which was $578,871 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($108,339) to net capital was 0.16 to 1, which is less than the 15 to 1 maximum allowed.

# Government Perspectives, LLC
## Schedule I - Computation of Net Capital Requirements
### Pursuant to Rule 15c3-1
### As of December 31, 2011

**Computation of net capital**

| | | | |
|---|---|---|---|
| Member's equity | $ | 689,094 | |
| | | | |
| **Total member's equity** | | | $ 689,094 |
| Less: Non-allowable assets | | | |
| Property and equipment, net | | (2,517) | |
| Commissions receivable | | (1,035) | |
| Prepaid expense | | (6,671) | |
| | | | |
| **Total non-allowable assets** | | | (10,223) |
| | | | |
| **Net capital** | | | 678,871 |

**Computation of net capital requirements**

Minimum net capital requirements

| | | | |
|---|---|---|---|
| 6 2/3 percent of net aggregate indebtedness | $ | 7,223 | |
| Minimum dollar net capital required | $ | 100,000 | |
| | | | |
| Net capital required (greater of above) | | | (100,000) |
| **Excess net capital** | | | $ 578,871 |
| | | | |
| Ratio of aggregate indebtedness to net capital | | 0.16 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2011.

**Government Perspectives, LLC**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2011**

A computation of reserve requirements is not applicable to Government Perspectives, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**Government Perspectives, LLC**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2011**

Information relating to possession or control requirements is not applicable to Government Perspectives, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Government Perspectives, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2011



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Government Perspectives, LLC:

In planning and performing our audit of the financial statements of Government Perspectives, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.      Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2.      Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND SEATTLE         *i*                                        *WE FOCUS & CARE*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 18, 2011

Government Perspectives, LLC

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended December 31, 2011



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Government Perspectives, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Government Perspectives, LLC ("the Company") for the year ended December 31, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1.  Compared listed assessment payments with respective cash disbursements records entries;

2.  Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4.  Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5.  Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Government Perspectives, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 18, 2011

**Government Perspectives, LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2011**

|  | Amount |
|---|---|
| Total assessment | $ 3,943 |
| SIPC-6 general assessment Payment made on July 27, 2011 | (1,860) |
| SIPC-7 general assessment Payment made on January 30, 2012 | (2,083) |
| Total assessment balance (overpayment carried forward) | $ - |